Exhibit (a)(1)(i)

Concord Communications, Inc.

Offer to Purchase for Cash

Certain Outstanding Options

To Purchase Shares of Common Stock

Of Concord Communications, Inc.

Having an Exercise Price Per Share of $25.00 or More

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., BOSTON, MASSACHUSETTS TIME, ON TUESDAY, OCTOBER 26, 2004, UNLESS THE OFFER IS EXTENDED.

The date of this Offer to Purchase is September 27, 2004 and is first being distributed to eligible optionholders on September 27, 2004.

OFFER TO PURCHASE

      Concord Communications, Inc. (“Concord”) is offering to purchase any and all outstanding options to purchase shares of Concord common stock, par value $0.01 per share, with an exercise price of $25.00 per share or more granted under Concord’s 1997 Stock Plan, as amended (the “Plan”) (such options, the “eligible options”), in exchange for a cash payment (less applicable withholding taxes) as follows:

•	$4.07 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $25.000 per share but less than or equal to $29.999 per share;

•	$3.84 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $30.000 per share but less than or equal to $34.999 per share;

•	$3.54 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $35.000 per share but less than or equal to $39.999 per share; and

•	$3.40 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $40.000 per share but less than or equal to $44.999 per share;

•	$3.16 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $45.000 but less than or equal to $49.999 per share;

•	$2.99 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $50.000 per share but less than or equal to $54.999 per share;

•	$2.91 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $55.000 per share but less than or equal to $59.999 per share; and

•	$2.76 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $60.000 per share.

      We refer to the applicable purchase price as the “option purchase price.”

      We are making the offer upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal, dated September 27, 2004 (the “Letter of Transmittal”), which, as these documents may be amended or supplemented from time to time, collectively constitute the “Offer.” This is a one-time program designed to focus our efforts on growing the company and driving shareholder value.

      The option purchase price, net of applicable withholding taxes, for each eligible option properly tendered by an eligible holder and not validly withdrawn will be payable if the tendered option is accepted for payment following the completion of the Offer and after the satisfaction of all terms and conditions described in Section 5 of this Offer to Purchase. Concord currently intends to accept for payment all validly tendered eligible options not withdrawn, although our acceptance of such options is subject to the conditions that we describe in Section 5 of this Offer to Purchase. Participation in the Offer is voluntary, and eligible holders may choose to keep their eligible options at their current exercise prices. Use of the words “we,” “us,” “our,” and other similar words in this Offer to Purchase refers to Concord.

      You are eligible to participate in this Offer only if you:

•	are an employee of Concord or one of its subsidiaries on Monday, September 27, 2004, and remain an employee of Concord or one of its subsidiaries through the Expiration Time;

•	hold at least one eligible option as of the Expiration Time.

      We refer to our employees who meet these eligibility requirements as “eligible holders.” The term “Expiration Time” means 5:00 p.m. Boston, Massachusetts time, on Tuesday, October 26, 2004, unless and until we, in our sole discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Time” will refer to the latest time and date at which the Offer expires. See Section 14 of this Offer to Purchase for a description of our rights to extend, delay, terminate and amend the Offer.

      THIS OFFER TO PURCHASE IS NOT CONDITIONED UPON A MINIMUM NUMBER OF OPTIONS BEING TENDERED, BUT IS SUBJECT TO SPECIFIED OTHER LIMITATIONS AND CONDITIONS. SEE SECTION 5 OF THIS OFFER TO PURCHASE.

IMPORTANT

      Any eligible holder desiring to tender his or her eligible options for purchase by Concord should complete and sign the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions in the Letter of Transmittal and deliver it and any other documents required by the Letter of Transmittal to Concord, at our address set forth on the back cover of this Offer to Purchase.

      ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THE MAKING OF THIS TENDER OFFER BY CONCORD, NEITHER CONCORD NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS AN ELIGIBLE HOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR OPTIONS.

      The Concord common stock issuable upon exercise of our eligible options is listed for trading on the Nasdaq National Market under the symbol “CCRD.” On September 22, 2004, the closing price of our common stock was $9.48 per share as reported by the Nasdaq National Market. You are urged to obtain current market prices for our common stock before deciding whether to tender your options.

      This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission. Furthermore, neither the SEC nor any state securities commission has passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

      CONCORD HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON ITS BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THE OFFER. CONCORD HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CONCORD. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU.

      The Offer is not being made to, nor will any tender of eligible options be accepted from or on behalf of, eligible holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of eligible options therein would not be in compliance with the laws of such jurisdiction. However, Concord may, in its sole discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend this Offer to eligible holders in such jurisdiction.

      Nothing in this Offer to Purchase shall be construed to give any person the right to remain in the employ of Concord or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law. Nothing in this Offer to Purchase shall be considered a contract or guarantee of wages or compensation. The relationship between Concord and each of its employees is unchanged by the Offer and this Offer to Purchase.

      Questions or requests for information or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other materials relating to the Offer may be directed to Kelly Konash, c/o Concord Communications, Inc., 600 Nickerson Road, Marlboro, Massachusetts 01752, telephone: (508) 303-4396, facsimile: (508) 460-4400.

      YOU SHOULD CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING (OR NOT PARTICIPATING) IN THE OFFER.

v

SUMMARY TERM SHEET

      We are offering to purchase certain outstanding options to purchase shares of our common stock, subject to the terms and conditions described in this Offer to Purchase and the accompanying Letter of Transmittal, as they may be amended or supplemented from time to time. The following are some of the questions that you, as an eligible holder, may have, and answers to those questions. The information in this summary is not complete and we urge you to carefully read the entirety of this Offer to Purchase, the accompanying Letter of Transmittal and all other related materials prior to making a decision regarding the Offer.

What options are eligible to be tendered for a cash payment and who is eligible to participate in the Offer?

      Concord is offering to purchase for a cash payment any and all outstanding stock options granted under the Concord 1997 Stock Plan, as amended, with an exercise price per share of $25.00 per share or more. Concord’s 1997 Stock Plan, as amended, is referred to herein as the “Plan.” We refer to stock options granted under the Plan with an exercise price per share of common stock of $25.00 or more as “eligible options.” The Offer does not apply to shares of common stock purchased upon the exercise of eligible options. See Section 1.

      You are eligible to participate in the Offer only if you (a) are an employee of Concord or one of its subsidiaries on Monday, September 27, 2004, and remain an employee of Concord or one of its subsidiaries through the Expiration Time, and (b) hold at least one eligible option as of the Expiration Time. We refer to persons holding eligible options as “eligible holders.” The term “Expiration Time” means 5:00 p.m. Boston, Massachusetts time, on Tuesday, October 26, 2004, unless and until we, in our sole discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Time” will refer to the latest time and date at which the Offer expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the Offer. See Section 1.

      As of September 24, 2004 eligible options to purchase up to 969,992 shares of Concord common stock were outstanding. See Section 1.

Are all of my stock option grants eligible for this Offer?

      Not necessarily. Eligible options are those currently outstanding stock options to purchase shares of our common stock that were granted under the Plan to eligible holders and that have an exercise price per share of $25.00 or more. We are offering to purchase only those eligible options that are held by eligible holders who remain eligible from the date of this Offer to Purchase through the expiration of the Offer. If you fail to remain an eligible holder until the Offer expires, you will be deemed to have automatically withdrawn any options tendered in the Offer and your options will expire in accordance with the provisions of the Plan and your applicable stock option agreement(s). See Section 1.

What will I receive if I validly tender my options for purchase?

      Following the completion of the Offer and the satisfaction of all terms and conditions described in Section 5 of this Offer to Purchase, upon acceptance of eligible options tendered by you for payment and provided you meet the eligibility requirements, Concord will pay you the following for eligible options, less applicable withholding taxes:

•	$4.07 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $25.000 per share but less than or equal to $29.999 per share;

•	$3.84 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $30.000 per share but less than or equal to $34.999 per share;

•	$3.54 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $35.000 per share but less than or equal to $39.999 per share; and

•	$3.40 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $40.000 per share but less than or equal to $44.999 per share;

•	$3.16 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $45.000 but less than or equal to $49.999 per share;

•	$2.99 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $50.000 per share but less than or equal to $54.999 per share;

•	$2.91 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $55.000 per share but less than or equal to $59.999 per share; and

•	$2.76 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $60.000 per share.

Why is Concord offering to purchase my options?

      We believe that the options granted under the Plan with an exercise price per share of $25.00 or more are not achieving their intended purpose. The options that we are offering to purchase for cash have exercise prices ranging from $25.00 to $62.031 per share, while the closing price of our common stock on September 22, 2004, as reported by the Nasdaq National Market, was $9.48 per share and has been below $25.00 per share for an extended period of time. These options are most likely not currently providing significant incentives to employees, and, at the same time, they reduce the pool of employee stock options otherwise available for issuance under the Plan. By offering to purchase these eligible options, we hope to strengthen employee loyalty by providing some value to the holders of eligible options. In addition, the shares of common stock subject to the eligible options that we purchase will be available for future grants under the Plan, which will enable us to fulfill future compensation objectives more effectively. Assuming all eligible options are purchased in the Offer, approximately 969,992 shares will be returned to the pool of options available for new grants under the Plan. This is a one-time program designed to focus our efforts on growing the company and driving shareholder value. See Section 7.

How was the amount of the cash payment determined?

      The Compensation Committee of our Board of Directors considered a variety of factors in determining the appropriate purchase prices for eligible options in the Offer, including changes in Concord’s operations since the dates the eligible options were granted, current and historical market prices of Concord’s common stock and Black-Scholes option valuations for the options granted under the Plan with exercise prices of $25.00 or more per share. Based on these and other factors, the Compensation Committee of our Board of Directors determined the various option purchase prices to be an attractive price to the eligible holders and a fair price for the purchase of eligible options in the Offer.

When will I receive payment for my options which are accepted for payment?

      We will pay each eligible holder the option purchase price (less applicable withholding taxes) in respect of each validly tendered eligible option accepted for payment promptly following the Expiration Time of this Offer in accordance with our regular payroll procedure. No interest will accrue and no interest will be paid on any of the cash amount payable, regardless of when paid. See Section 4. Eligible holders may not defer receipt of the option purchase price. See Section 4.

Why doesn’t Concord simply reprice the current options?

      “Repricing” existing options would result in our being required to use variable accounting methods for those options. The variable accounting method could require us to record, in our financial reporting, compensation expense each quarter until the repriced options are exercised, terminated or otherwise expire. The higher the market value of our shares of common stock, the greater the compensation expense we would have to record. In addition, a “repricing” would require us to obtain shareholder approval, which is a time-consuming and costly process.

Why can’t Concord just grant additional options to everyone?

      Because of the large number of options currently outstanding that have an exercise price significantly above our recent trading prices, a grant of new options that provide adequate incentives to employees in addition to these “underwater” options would have a severe negative impact on our dilution and would deplete the amount of shares available for future grants under our existing stock option plans. See Section 7.

If I choose to tender my options for payment, do I have to tender all my eligible options?

      No. However, if you choose to tender any of your eligible options, you must tender all or none of the eligible options that were granted to you on the same date and at the same exercise price per share. In addition, we will not accept partial tenders of option grants; each option grant tendered must be tendered in its entirety. Any option grant that has been partially exercised may be tendered so long as it is tendered as to all unexercised shares subject to that option grant. See Section 1.

What interests do the directors, executive officers and affiliates of Concord have in the Offer?

      Non-employee members of our Board of Directors are not eligible to tender options under the Offer. Our executive officers are eligible to participate in the Offer on the same terms as other employees. A list of our directors and executive officers and the number of eligible options beneficially owned by each of them is attached to this Offer to Purchase as Schedule A. No affiliates of Concord other than executive officers hold eligible options.

      As of September 24, 2004, our executive officers as a group (6 persons) held eligible options to purchase 511,500 shares of our common stock, which represented approximately 52.73% of the shares subject to all eligible options. As of September 24, 2004, our executive officers and directors as a group (10 persons) held eligible options to purchase 511,500 shares of our common stock, which represented approximately 52.73% of the shares subject to all eligible options. See Section 10.

How does a leave of absence impact my participation in the Offer?

      Employees who are participating in Concord-approved leaves of absence, including those employees who are on long-term disability, may participate in the Offer.

Is the Offer limited to vested or unvested options?

      No. All vested and unvested eligible options held by eligible holders on the date of this Offer may be tendered in this Offer. See Section 1.

Am I required to tender my eligible options?

      You are not required to tender any of your eligible options. However, if you choose to tender any of your eligible options, you must tender all or none of the eligible options that were granted to you on the same date and at the same exercise price per share (as discussed above). See Section 1.

What happens if I do not tender my eligible options?

      Those options will remain outstanding on their existing terms and conditions. The vesting schedule of any outstanding option that is not eligible, or elected, for purchase in the Offer will remain unchanged. Employees who hold incentive stock options should note that the Internal Revenue Service may characterize the Offer as a “modification” of their incentive stock options, even if such employees decline the Offer. In general, if a holder of an existing incentive stock option is granted any additional benefits following the date of grant of the option, the option is deemed to be “modified” for U.S. federal income tax purposes. When an incentive stock option is “modified,” the option is treated as re-granted on the modification date. On the modification date, the option is tested to determine whether it meets the tax requirements applicable to incentive stock options generally. One of the requirements is that the exercise price of the option cannot be less than the fair market value of the shares underlying the option on the date of grant. If the Offer results in a modification of your incentive stock options and your modified options fail to satisfy the incentive stock option requirements, your options will be treated as non-statutory stock options. In addition, even if your options satisfy the incentive stock option requirements, the holding period necessary for the options to qualify for favorable U.S. federal income tax treatment will be extended, as discussed in more detail in Section 11 (“Material U.S. Federal Income Tax Considerations”).

      Employees who are non-U.S. residents should note that the Offer may trigger tax consequences for you under the tax laws and the interpretations of such laws of the country in which you live, work or are otherwise subject to taxation even if you decline the Offer. See Section 12.

      We are not in a position to provide tax advice, and we strongly recommend that you consult with your own tax advisor concerning the tax consequences of the Offer, including the tax consequences applicable to the exercise of the eligible options you do not exchange and to the subsequent sale of the shares purchased under those options.

Can Concord terminate the Offer and decline to accept for purchase the eligible options that have been tendered?

      Yes, under certain circumstances specified in Section 5 of this Offer to Purchase, Concord can terminate the Offer. In such an event, you will not receive the option purchase price for the eligible options that you tendered, and these options will remain outstanding on their existing terms and conditions.

How will Concord fund the payment for tendered options?

      We will use cash on hand to make payment on the terms set forth in the Offer with respect to all of validly tendered eligible options not validly withdrawn. See Section 9.

Apart from receiving the option purchase price, what are the consequences of participating in the Offer?

      If you elect to tender your eligible options for the option purchase price, you also must:

•	acknowledge that your outstanding option agreement(s) relating to the eligible options you elected to tender and that we have accepted have been terminated and automatically rendered null and void, and irrevocably release all your rights thereunder; and

•	authorize Concord to deduct from the aggregate option purchase price you will receive upon payment for your properly tendered options that we have accepted the amount of the applicable withholding taxes. See Section 2.

      In addition, if you elect to tender your eligible options you will not be eligible to receive any stock option grants from us until six months and one day after the date we pay the applicable option purchase prices for your options accepted by us in the Offer. If we were to grant you any options before the expiration of the six month and one-day period, our grant of those options to you would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the new options is equal to or less than the number of your option shares elected to tender and to the extent the per share exercise price of such options is less than the per share exercise price of the options you elect to tender for purchase. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the new options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the new options are outstanding. Accordingly, we would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the new options. There is no assurance, however, that we will grant any options in the future. See Section 2.

Can I tender options that I have already exercised or shares that I have purchased through the Employee Stock Purchase Plan?

      No. The Offer only pertains to eligible options and does not apply in any way to shares purchased, whether upon the exercise of options, through our employee stock purchase plan or otherwise, whether or not you have vested in those shares. If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not subject to the Offer. If you have exercised an eligible option in part, the remaining unexercised portion of that option is outstanding and can be tendered for purchase pursuant to the Offer. Options for which you have properly submitted an exercise notice prior to the date the Offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

What is the deadline to tender my options?

      You will have until 5:00 p.m., Boston, Massachusetts time, on Tuesday, October 26, 2004 (such date and time being the “Expiration Time”), to tender your eligible options in the Offer, unless we otherwise extend the Expiration Time as described herein. We can reject any Letters of Transmittal received after the Expiration Time. See Section 1.

      If we extend the Offer, we will make a public announcement of the extension, not later than 9:00 a.m., Boston, Massachusetts time, on the business day after the date on which the Offer was previously scheduled to expire. See Section 14.

How do I tender my options?

      To tender an eligible option for purchase, you must deliver, and we must receive, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. We must receive this documentation, in hard copy, at the address below, on or prior to the Expiration Time:

Concord Communications, Inc.

600 Nickerson Road
Marlboro, MA 01752
Attention: Kelly Konash
Facsimile: (508) 460-4400

      Within 5 business days after receiving your Letter of Transmittal, we will send you an e-mail confirming our receipt of your Letter of Transmittal. We reserve the right to reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine are unlawful to accept. If you do not sign and deliver the Letter of Transmittal in hard copy before the Offer expires, it will have the same effect as if you rejected the Offer. We will make a decision to either accept all of the properly tendered options or to reject them all on the business day that immediately follows the expiration of this Offer. Subject to our rights to extend, terminate and amend the offer, we will accept all eligible options which are properly and timely tendered promptly after the Expiration Time, although our acceptance of such options is subject to certain conditions. See Section 2.

      If you do not return your election form by the Expiration Time, then you will not participate in the Offer, and all eligible options you currently hold will remain outstanding at their original exercise prices and other terms. See Section 2 and Section 4.

Are there any conditions to the Offer?

      This Offer is not conditioned on a minimum number of options being tendered. Besides the eligibility requirements, the Offer is subject to the conditions specified in Section 5 of this Offer to Purchase.

What are the income tax consequences if I tender my options?

      For citizens or residents of the United States, the cash amount paid to eligible holders who tender eligible options will be taxed as ordinary compensation income to the eligible holder in the year received. This income will be subject to withholding of income, FICA and other applicable employment taxes. Concord urges you to consult your own tax advisor to determine the consequences of electing to tender eligible options. See Section 11.

      Please see Section 12 of this Offer to Purchase for a discussion of the income tax considerations of the Offer for non-U.S. eligible holders.

How do I withdraw previously tendered options and until what time can I withdraw them?

      You may withdraw previously tendered eligible options at any time until the Expiration Time. If the Expiration Time is extended by us, you may withdraw your tendered eligible options at any time until the extended Expiration Time. In addition, if we have not accepted your tender of eligible options before 12:00 midnight, Boston, Massachusetts time, on November 23, 2004, which is after the expiration of the Offer and after the expiration of 40 business days from the commencement of the Offer, you may withdraw your tendered eligible options at any time thereafter. Any withdrawal of tendered eligible options must comply with the requirement that if you choose to tender any of your eligible options, then you must tender all or none of the options that were granted to you on the same date and at the same exercise price. To withdraw tendered eligible options, we must RECEIVE from you a written notice of withdrawal, or facsimile thereof, with the required information at our address set forth on the back cover of this Offer to Purchase while you still have the right to withdraw the tendered eligible options. We will accept only a paper copy of your notice of withdrawal; delivery by e-mail will not be accepted. Once withdrawn, you may retender eligible options only by again following one of the delivery procedures described in Section 2 of this Offer to Purchase. See Section 3.

Will I receive the greatest value by exercising my eligible options, tendering my eligible options in the Offer or holding my eligible options?

      We are not able to predict which alternative will provide the greatest value to you and we are not making any recommendation to you as to which course of action to take. You are encouraged to consult with financial, legal and/or tax advisors prior to making any decision with regard to the Offer.

Do I have to return a Letter of Transmittal if I do not want to tender my eligible options?

      No. You need to complete and deliver the Letter of Transmittal to us by the Expiration Time only if you choose to tender any of your eligible options.

What happens if I don’t submit a Letter of Transmittal by the Expiration Time?

      If you do not submit a Letter of Transmittal by the Expiration Time, you will be deemed to have rejected the Offer.

What will happen to my eligible options if all of my eligible options are not accepted for payment?

      We will notify you as promptly as practicable if any eligible options that were tendered by you pursuant to the Offer are not accepted for payment. See Section 4.

What are the risks in tendering my stock options?

      Because the cash to be received by you for your properly tendered options ranges from $2.76 to $4.07 per share of our common stock issuable upon exercise of an eligible option, less any applicable withholding taxes, if the price of our common stock rises substantially above the exercise price of your current stock options, you could receive a greater benefit by retaining the options. On the other hand, if the stock price rises but does not increase above the exercise price, you would receive a greater benefit by tendering your eligible options in the Offer.

      In addition, if you elect to tender your eligible options for the option purchase price you will not be eligible to receive any stock option grants from us for the period ending six months and one day after the date we pay the purchase price for options accepted by us in the Offer. There is no assurance, however, that we will grant any options in the future. See Section 2.

Is there any information regarding Concord of which I should be aware?

      Your decision whether to accept or reject the Offer should take into account the factors described in this Offer to Purchase as well as the various risks inherent in our business.

      Therefore, before making your decision, you should carefully review this offer, including the information about Concord set forth in Section 8 of this document. This information includes certain information that we have incorporated by reference in this Offer to Purchase by reference to our Annual Report on Form 10-K for the year ended December 31, 2003, our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004 and June 30, 2004, and our definitive Proxy Statement on Schedule 14A, as amended by Amendment No. 1 to our Proxy Statement. See Section 8 and Section 18.

      You may also find additional information about us on our website at www.concord.com. The information on our website is not deemed to be part of this Offer to Purchase.

What are the accounting consequences to Concord of making the Offer?

      If consummated, the Offer will result in a compensation charge to us of approximately $3.3 million if all of the eligible options are tendered and accepted for purchase. This charge will be reflected on our consolidated financial statements for the quarter in which the Offer is consummated. See Section 16.

Will someone at Concord advise me on what I should do in the Offer?

      Concord cannot advise you whether to keep or tender your eligible options. We recommend you discuss your personal situation with your own professional advisor and then decide whether to participate in the Offer.

With whom can I speak if I have questions about the Offer?

      For additional information or questions, you should contact Kelly Konash, c/o Concord Communications, Inc., 600 Nickerson Road, Marlboro, Massachusetts 01752, telephone: (508) 303-4396, facsimile: (508) 460-4400.

INTRODUCTION

Summary Terms of the Offer

      We hereby offer to purchase any and all outstanding options to purchase shares of Concord common stock, par value $0.01 per share, with an exercise price of $25.00 per share or more granted under the Plan in exchange for a cash payment as follows:

•	$4.07 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $25.000 per share but less than or equal to $29.999 per share;

•	$3.84 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $30.000 per share but less than or equal to $34.999 per share;

•	$3.54 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $35.000 per share but less than or equal to $39.999 per share; and

•	$3.40 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $40.000 per share but less than or equal to $44.999 per share;

•	$3.16 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $45.000 but less than or equal to $49.999 per share;

•	$2.99 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $50.000 per share but less than or equal to $54.999 per share;

•	$2.91 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $55.000 per share but less than or equal to $59.999 per share; and

•	$2.76 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $60.000 per share.

      We refer to the applicable purchase price as the “option purchase price.”

      We are making the Offer upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, dated September 27, 2004, which, as these documents may be amended or supplemented from time to time, collectively constitute the “Offer.”

      The option purchase price (less applicable withholding taxes) for each eligible option validly tendered and not properly withdrawn will be payable if the tendered option is accepted for payment following the completion of the Offer and after the satisfaction of all terms and conditions described in Section 5 of this Offer to Purchase. Concord currently intends to accept for payment all validly tendered eligible options not withdrawn, although our acceptance of such options is subject to the conditions that we describe in Section 5 of this Offer to Purchase.

      You are not required to tender your eligible options. In addition, if you choose to tender any of your eligible options for payment, you are not required to tender all of your eligible options. However, if you choose to tender any of your eligible options, you must tender all or none of the eligible options that were granted to you on the same date and at the same exercise price per share.

      By tendering your eligible options, you will not be eligible to receive any stock option grants from us until six months and one day after the date we pay the purchase price to you for options accepted by us in the Offer. There is no assurance, however, that any options will be granted in the future.

      THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF ELIGIBLE OPTIONS BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER CONDITIONS. SEE SECTION 5 OF THIS OFFER TO PURCHASE. WE RESERVE THE RIGHT (BUT ARE NOT OBLIGATED) TO WAIVE ANY OR ALL SUCH CONDITIONS, OTHER THAN THOSE THAT ARE LEGALLY MANDATED.

      NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE OPTIONS FOR PURCHASE. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER ELIGIBLE OPTIONS FOR PURCHASE. YOU ARE ENCOURAGED TO CONSULT WITH FINANCIAL, LEGAL AND/ OR TAX ADVISORS PRIOR TO MAKING ANY DECISION WITH REGARD TO THIS OFFER.

General Information

      The common stock issuable upon exercise of the eligible options is listed for trading on the Nasdaq National Market under the symbol “CCRD.” On September 22, 2004, the closing price of the Concord common stock as reported by Nasdaq National Market was $9.48 per share. Eligible holders are urged to obtain current market prices for our common stock. See Section 6.

Information Relating to Options Not Tendered

      Eligible options that you currently hold and do not tender will remain outstanding on their existing terms and conditions. The vesting schedule of any outstanding option that is not eligible, or elected, for purchase in the Offer will remain unchanged. Employees who hold incentive stock options should note that the Internal Revenue Service may characterize the Offer as a “modification” of their incentive stock options, even if such employees decline the Offer. In general, if a holder of an existing incentive stock option is granted any additional benefits following the date of grant of the option, the option is deemed to be “modified” for U.S. federal income tax purposes. When an incentive stock option is “modified,” the option is treated as re-granted on the modification date. On the modification date, the option is tested to determine whether it meets the tax requirements applicable to incentive stock options generally. One of the requirements is that the exercise price of the option cannot be less than the fair market value of the shares underlying the option on the date of grant. If the Offer results in a modification of your incentive stock options and your modified options fail to satisfy the incentive stock option requirements, your options will be treated as non-statutory stock options. In addition, even if your options satisfy the incentive stock option requirements, the holding period necessary for the options to qualify for favorable U.S. federal income tax treatment will be extended, as discussed in more detail in Section 11 (“Material U.S. Federal Income Tax Considerations”).

THE OFFER

1.	Eligible Options; Option Purchase Price; Expiration Time

      Concord is offering to purchase eligible options at a purchase price as follows:

•	$4.07 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $25.000 per share but less than or equal to $29.999 per share;

•	$3.84 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $30.000 per share but less than or equal to $34.999 per share;

•	$3.54 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $35.000 per share but less than or equal to $39.999 per share; and

•	$3.40 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $40.000 per share but less than or equal to $44.999 per share;

•	$3.16 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $45.000 but less than or equal to $49.999 per share;

•	$2.99 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $50.000 per share but less than or equal to $54.999 per share;

•	$2.91 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $55.000 per share but less than or equal to $59.999 per share; and

•	$2.76 for each share of common stock issuable upon exercise of eligible options with an exercise price equal to or greater than $60.000 per share.

      We refer to the applicable purchase price as the “option purchase price”

      Eligible options are those currently outstanding stock options to purchase shares of our common stock, whether vested or unvested, that were granted under the Concord 1997 Stock Plan, as amended (the “Plan”), and that have an exercise price equal of $25.00 per share or more. As of September 24, 2004, eligible options to purchase up to 969,992 shares of our common stock were outstanding.

      Upon the terms and subject to the conditions described herein and in the accompanying Letter of Transmittal, as such documents may be amended or supplemented from time to time, we will accept for purchase, and will purchase, all eligible options held by eligible holders that are validly tendered on or prior to the Expiration Time and which are not validly withdrawn in accordance with Section 3. The Offer is not conditioned on any minimum number of eligible options being tendered.

      You are eligible for participate in the Offer only if you:

•	are an employee of Concord or one of its subsidiaries on Monday, September 27, 2004 and remain an employee of Concord or one of its subsidiaries through the Expiration Time; and

•	hold at least one eligible option as of the Expiration Time.

      We refer to our employees who meet these eligibility requirements as “eligible holders.”

      The term “Expiration Time” means 5:00 p.m. Boston, Massachusetts time, on Tuesday, October 26, 2004, unless and until we, in our sole discretion, extend the period of time during which the Offer will remain open. If we extend the period of time during which the Offer remains open, the term “Expiration Time” will refer to the latest time and date at which the Offer expires. See Section 14 for a description of our rights to extend, delay, terminate and amend the Offer.

      You are not required to tender your eligible options. In addition, if you have more than one eligible option, tendering one option grant will not require you to tender all of your eligible options. However, if you choose to tender any of your eligible options, you must tender all or none of the eligible options that were granted to you on the same date and at the same exercise price per share. In addition, each eligible option must be tendered in its entirety; we will not accept partial tenders of eligible options. Any eligible option that has been partially exercised may be tendered so long as it is tendered as to all unexercised shares subject to that eligible option.

      If your eligible options are properly tendered and accepted for purchase, you will be entitled to receive a cash payment in an amount equal to the aggregate option purchase prices of the eligible options that you have tendered, less applicable withholding taxes. This amount will be payable, in accordance with our regular payroll procedure, promptly following the Expiration Time and the satisfaction of all conditions described in Section 5 of the Offer. See Section 4. All eligible options accepted for purchase by us pursuant to the Offer will be terminated, and you will no longer have any rights under those options other than the right to receive payment of your option purchase price (less applicable withholding taxes).

      Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, to change the terms of this Offer.

      If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

•	we increase or decrease or change the consideration offered for the eligible options;

•	we increase (except for an increase not exceeding 2%) or decrease the amount of subject options sought other than as described herein; or

•	we change the number or type of options eligible to be tendered.

      If the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease or change is first published, sent or given in the manner specified in this Section 1, we will extend the Offer so that the Offer is open for at least 10 business days from the date of publication, sending or giving of notice.

      For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through midnight, Boston, Massachusetts time.

2.	Procedure for Tendering Options

      Proper tender of eligible options. TO VALIDLY TENDER ELIGIBLE OPTIONS FOR PURCHASE PURSUANT TO THE OFFER, A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, OR FACSIMILE THEREOF, TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE RECEIVED BY US AT OUR ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE ON OR PRIOR TO THE EXPIRATION TIME. We will accept only a paper copy of your Letter of Transmittal; delivery by e-mail will not be accepted. Except as described in the following sentence, the Letter of Transmittal must be executed by the eligible holder who tendered the options as such eligible holder’s name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Letter of Transmittal.

      Within 5 business days after receiving your Letter of Transmittal, we will send you a letter or an e-mail confirming our receipt of your Letter of Transmittal. If you do not receive confirmation from us, it is your responsibility to contact us to determine whether your Letter of Transmittal was received by us and is complete. You do not need to return your stock option agreements for your eligible options to effect an effective tender of your eligible options. Your stock option agreements relating to the eligible options you elected to tender will be terminated and rendered null and void automatically upon our acceptance of your properly tendered eligible options to which they relate.

      By tendering your eligible options and returning to us your completed Letter of Transmittal, you are:

•	acknowledging that your outstanding option agreement(s) relating to the tendered eligible options has been automatically terminated and rendered null and void and irrevocably releasing all your rights thereunder; and

•	authorizing us to deduct from the aggregate option purchase price you will receive upon payment for your properly tendered options that we have accepted the amount of the applicable withholding taxes.

      In addition, by tendering your eligible options for the option purchase price you will not be eligible to receive any stock option grants from us until six months and one day after the date we pay the option purchase price to you for options accepted by us in the Offer. If we were to grant you any options before the expiration of the six month and one-day period, our grant of those options to you would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the new options is equal to or less than the number of your option shares elected to tender and to the extent the per share exercise price of such options is less than the per exercise price of the options you elect to tender for purchase. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the new options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to our earnings over the period when the new options are outstanding. Accordingly, we would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the new options. There is no assurance, however, that we will grant any options in the future.

      THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING OPTIONHOLDER. ELIGIBLE OPTIONS WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY US. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL PROPERLY INSURED AND WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

      No interest will accrue and no interest will be paid on the cash amount payable to you, regardless of:

•	any extension of the Offer; or

•	any delay in making any payment.

      Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects. All questions as to the number of shares subject to eligible options and the validity, form, eligibility (including time of receipt) and acceptance of Letters of Transmittal will be determined by us in our sole discretion, and our determination will be final and binding on all parties. We intend to make a decision either to accept all of the properly tendered eligible options or to reject them all on the business day immediately following the day the Offer expires. We reserve the absolute right to reject any or all Letters of Transmittal or tenders of eligible options that we determine are not in proper form or the acceptance for purchase and payment of or purchase and payment for which may be unlawful. We also reserve the absolute right to waive any condition of the Offer or any defect or irregularity in any tender of eligible options, whether or not similar defects or irregularities are waived in the case of other eligible holders. A tender of eligible options will not be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible holder or waived by us. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall we nor any other person incur any liability for failure to give any such notice.

      Acceptance constitutes an agreement. Your tender of eligible options pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer. Our acceptance for termination of the eligible options tendered by you pursuant to the Offer will constitute a binding agreement between us and you upon the terms and subject to the conditions of the Offer.

      If we reject your tender of eligible options, we will send you a decline as soon as practicable after such decision is made.

3.	Withdrawal Rights

      Tenders of eligible options made pursuant to the Offer to purchase may be withdrawn at any time prior to 5:01 p.m., Boston, Massachusetts time, on Tuesday, October 26, 2004. If the Offer is extended by us beyond that time, you may withdraw your options at any time until the extended expiration of the Offer. In addition, if we have not accepted your tender of eligible options before 12:00 midnight, Boston, Massachusetts time, on November 23, 2004, which is after the expiration of the Offer and after the expiration of 40 business days from the commencement of the Offer, you may withdraw your tendered eligible options at any time thereafter.

      If we extend the period of time during which the Offer is open, we are delayed in accepting for payment or paying for options, or we are unable to accept for purchase and payment or pay for options pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, we may retain all eligible options tendered, and tendered options may not be withdrawn, except as otherwise provided in this Section 3, subject to Rule 13e-4(f)(5) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides that the issuer making the tender offer shall either pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of this Offer.

      To be effective, a written or facsimile transmission notice of withdrawal must be timely RECEIVED by us by the Expiration Time at our address set forth on the back cover of this Offer to Purchase and must specify the name of the eligible holder who tendered the eligible options to be withdrawn, the grant date, exercise price and total number of eligible options to be withdrawn. We will accept only a paper copy of your notice of withdrawal; delivery by e-mail will not be accepted. Except as described in the following sentence, the notice of withdrawal must be executed by the eligible holder who tendered the options to be withdrawn exactly as that holder’s name appears on the option agreement or agreements evidencing those options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal. It is your responsibility to confirm that we received your notice of withdrawal before the Expiration Time. Withdrawals may not be rescinded, and options withdrawn will thereafter be deemed not validly tendered for purposes of this Offer. However, withdrawn eligible options may be retendered again following one of the procedures described in Section 2 at any time on or prior to the Expiration Time. After giving effect to any withdrawal, you must still comply with the requirement that outstanding options awarded to you on a particular grant date and at the same exercise price may only be tendered in whole, but not in part.

      All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any notice of withdrawal will be determined by us in our sole discretion, and our determination shall be final and binding on all parties. Neither Concord nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

4.	Acceptance for Purchase of Options and Payment of Cash Amount

      Upon the terms and subject to the conditions of this Offer and promptly after the Expiration Time, we will accept for purchase all eligible options validly tendered and not validly withdrawn on or before the Expiration Time. Upon our acceptance of your eligible options that you elect to tender, your currently outstanding option agreement(s) relating to the tendered eligible options will be terminated and automatically rendered null and void, and you, by tendering your eligible options, irrevocably release all of your rights thereunder. If we extend the date by which we are permitted to accept the eligible options properly tendered, you will be paid, in accordance with the terms and conditions of this Offer, upon the expiration of the end of any extension.

      Eligible holders will receive, promptly after the Expiration Time in accordance with our regular payroll procedure, the full cash amount (less applicable withholding taxes), as provided in this Offer to Purchase, for their eligible options that are validly tendered (and are not validly withdrawn) and are accepted for payment. The net cash amount payable to an eligible holder, in respect of each tendered eligible option (not validly withdrawn), is determined in accordance with Section 1 of this Offer to Purchase.

      Your eligible options have an expiration date, and if your eligible options expire prior to the Expiration Time of this Offer, you will not be entitled to receive payment for your eligible options under the Offer. You may, of course, exercise your eligible options at their original exercise price and in accordance with their terms at any time prior to their expiration date so long as those options have not been tendered or, if they have been tendered, they are validly withdrawn prior to exercise.

      For purposes of the Offer, we will be deemed to have accepted options that are validly tendered and not properly withdrawn as, if, and when we give oral or written notice to the eligible holders of our acceptance for payment of such options, which may be by press release or by receipt of the notice referred to below. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Time all validly tendered eligible options held by eligible holders that are not validly withdrawn. Promptly after we accept tendered options, we will send each tendering stockholder a notice indicating the number of shares subject to the options that we have accepted for purchase and the number of any remaining eligible options held by such holder. Payment will be made for such options in accordance with our regular payroll procedure. We will notify you as promptly as practicable if any eligible options that were tendered by you are not accepted for payment.

      Under no circumstances will interest accrue or be paid on amounts to be paid to tendering eligible holders, regardless of when payment of any portion of the cash amount is made or if there is any delay in making any cash payment.

5.	Conditions of the Offer

      Upon expiration of the Offer, assuming none of the events listed in this Section 5 has been determined to have occurred, we promptly will accept all of the properly tendered eligible options or reject them all. If we reject them all, we will communicate this to you by letter or e-mail as soon as practicable after such decision is made, and you will keep all of your current options and you will not receive any cash. If we accept all of the properly tendered options, they will be purchased as described herein.

      Notwithstanding any other provision of the Offer, we will not be required to accept for purchase, or make any payment with respect to, any eligible options tendered, and we may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of options) the acceptance for purchase of eligible options tendered, if at any time on or after Monday, September 27, 2004 and prior to the expiration of the Offer our Board of Directors reasonably determines that any of the following shall have occurred:

(a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Offer or otherwise in any manner relates to or affects the Offer or (ii) in our reasonable judgment, could materially or adversely affect the business, condition (financial or other), income, operations or prospects of Concord or of any of its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or otherwise materially impair our ability to consummate the Offer or materially impair the Offer’s contemplated benefits to us;

(b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or to us or any of our subsidiaries, by any legislative body, court, authority, agency, stock exchange (including for this purpose the Nasdaq National Market) or tribunal which, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relate in any manner to the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the eligible options, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Concord or of any of its subsidiaries, or otherwise materially impairs in any way the contemplated future conduct of our business or the business of any of our subsidiaries or our ability to consummate the Offer or materially impairs the contemplated benefits of the Offer to us;

(c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline or increase in the market price of the shares of our common stock, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), income, operations, prospects, ability to obtain financing generally, or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer; (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States (including for this purpose any terrorist attack on the United States or its territories), or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

(d) a tender or exchange offer with respect to some or all of the options or our common stock (other than this Offer), or a merger, acquisition or other business combination proposal for Concord, shall have been proposed, announced or made by any person;

(e) there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that could require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

(f) (i) any entity, person or “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC on or before September 22, 2004), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before September 22, 2004 shall have acquired or proposed to acquire beneficial shares of our common stock, or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any our assets or securities;

(g) any change or changes shall have occurred in the business, condition (financial or other), income, operations, or prospects of Concord or any of its subsidiaries that, in our reasonable judgment, is or may have material adverse significance on Concord or its subsidiaries; or

(h) if we are required by the SEC or any other regulatory agency to extend the Expiration Time beyond Tuesday, October 26, 2004;

and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for purchase and payment.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, and any such condition (other than those dependent on receipt of necessary government approvals) may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion, whether or not any other condition of the Offer is also waived. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination by us concerning the events described above will be final and binding on all parties. This is a one-time offer and we will strictly enforce the offer period, subject only to an extension that we may grant in our discretion.

6.	Price Range of Common Stock Underlying the Options

      Currently, subject to the terms of the Plan, the eligible options may be exercised to purchase shares of our common stock but are not transferable. There is no active market for the options.

      The common stock issuable upon exercise of the options is listed for trading on the Nasdaq National Market under the symbol “CCRD.” The following table presents the quarterly high and low sales prices of common stock for the fiscal quarters indicated:

      On September 22, 2004, the last reported sale price of our common stock was $9.48 per share as reported by the Nasdaq National Market. YOU ARE URGED TO OBTAIN CURRENT MARKET PRICES FOR THE COMMON STOCK.

Fiscal Year Ending December 31, 2004	High	Low

First Quarter	$21.02	$13.06
Second Quarter	$15.65	$10.33
Third Quarter (through September 22, 2004)	$10.80	$7.90

Fiscal Year Ending December 31, 2003	High	Low

First Quarter	$11.50	$6.60
Second Quarter	$15.38	$8.58
Third Quarter	$16.95	$11.67
Fourth Quarter	$23.12	$13.18

Fiscal Year Ending December 31, 2002	High	Low

First Quarter	$24.62	$16.41
Second Quarter	$21.20	$12.75
Third Quarter	$16.70	$4.96
Fourth Quarter	$12.49	$4.83

Fiscal Year Ending December 31, 2001	High	Low

First Quarter	$16.00	$6.50
Second Quarter	$10.10	$5.13
Third Quarter	$10.87	$7.70
Fourth Quarter	$23.25	$8.27

7.	Purpose of the Offer

      We historically have issued options to purchase shares of our common stock for the purposes of:

•	encouraging employees to focus on critical long-range objectives;

•	encouraging the attraction and retention of employees with exceptional qualifications; and

•	linking employees’ interests directly to those of stockholders through increased stock ownership.

      We are making the Offer for compensatory purposes and to further advance our corporate compensation philosophy. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. These options are most likely not currently providing significant incentives to employees, and at the same time, they reduce the pool of employee stock options available for issuance under the Plan. By offering to purchase these eligible options, we hope to provide immediate value to the holders of eligible options. In addition, the shares of common stock subject to eligible options that we purchase will be available for future grants under the Plan, which will enable us to fulfill future compensation objectives more effectively. Assuming all eligible options are purchased in the Offer, approximately 969,992 shares of our common stock will be returned to the pool of options available for new grants under the Plan. This is a one-time program designed to focus our efforts on growing the company and driving shareholder value.

      We chose to make the Offer instead of simply granting more options for a number of reasons. For instance, because of the large number of “underwater” eligible options, granting additional options covering the same number of shares of common stock as the eligible options would have a severe negative impact on our dilution and our net income per share. Additionally, we have a limited number of options remaining that we may grant without seeking additional shareholder approval, and we believe that we need to keep these options available for ongoing grants, new hires and new members of the Company’s Board of Directors.

      From time to time, we may make changes in our current Board of Directors or any committee of our Board of Directors (including, but not limited to, changes to their size or compository changes to the chair designations, and changes to the committee structure and assignments) including any changes that we deem necessary or appropriate in light of the Sarbanes-Oxley Act of 2002 and the SEC rules promulgated pursuant thereto, the Nasdaq National Market’s corporate governance rules and other existing or future laws and regulations regarding corporate governance and other issues. As set forth in our By-Laws and Articles of Organization, we are currently authorized by our Board of Directors to elect up to seven Directors. At present, five Directors comprise the Board of Directors. Our Corporate Governance and Nominating Committee is engaged in the evaluation of suitable Director nominees for the two open Board of Directors positions, and it is possible that one or more of such vacancies may be filled before the Expiration Time or shortly thereafter.

      On May 4, 2004, we announced the opening of a search for an Executive Vice President of Worldwide Sales and Professional Services. We are currently in discussions with candidates for this position, and the position may be filled before the Expiration Time or shortly thereafter.

      Concord continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. Some of these transactions could significantly affect the price of our common stock, particularly if the transaction involves a change in our structure, ownership, organization or composition of our management or board of directors. If such a transaction did take place, tendering eligible option holders could be deprived of any potential price appreciation in our shares of common stock.

      Subject to the foregoing and except as otherwise disclosed in this Offer to Purchase, our public announcements or in our filings with the SEC, we have no plans, proposals or negotiations which relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or in our indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of our Directors or to fill any vacancies on the Board or to change any material term of the employment contract of any executive officer, other than in the ordinary course of business;

•	any other material change in our corporate structure or business;

•	or common stock ceasing to be authorized for listing on a national securities exchange or quoted in an automated quotations systems operated by a national securities association;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

•	the acquisition by any person of any of our securities or the disposition by any person of any of our securities, other than in connection with our stock option plans and stock purchase plans or acquisitions by us pursuant to a stock repurchase program; or

•	any changes in our certificate of incorporation or bylaws or any actions which may impede the acquisition of control of us by any person.

      Neither we nor our Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all information relating to the Offer and to consult your own investment and tax advisors. You must make your own decision whether to tender your eligible options for purchase.

8.	Information Concerning Concord

      General. Concord is a software company that provides a solution to enterprise customers, managed service provides and telecommunication carriers. We serve the Business Service Management market with our solution, the eHealth® suite of products, which maps information technology services to business needs, measures the actual end user experience and manages application, system and network infrastructure. We sell our products worldwide through a direct sales force, channel partners and other resellers. We have sales offices in 17 countries, including the United States, and have customers in 63 countries.

      Concord was incorporated under the laws of the Commonwealth of Massachusetts under the name Concord Data Systems, Inc. and changed its name to Concord Communications, Inc. in 1986.

      Our principal executive offices are located at 600 Nickerson Road, Marlboro, Massachusetts 01752 and our telephone number is 508-460-4646. Our website is www.concord.com. The information posted on our website is not incorporated into this Offer to Purchase.

      Our common stock is traded on the Nasdaq National Market under the symbol “CCRD.”

      SEC filings. We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase is a part, with respect to the Offer. This Offer to Purchase does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to tender your eligible options:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2003 filed with the SEC on March 15, 2004, and related exhibits;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2004 filed with the SEC on May 7, 2004, and related exhibits; and

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2004 filed with the SEC on August 6, 2004, and related exhibits.

      Please see Section 18 of this Offer to Purchase for information about how to obtain copies of our SEC filings.

      Financial information. The following table summarizes certain of our consolidated financial data. The summary financial information set forth below with respect to the six months ended June 30, 2004 and 2003 has been derived from our unaudited consolidated financial statements. More comprehensive financial information is included in the Form 10-K, Form 10-Q and other documents that we have filed with the SEC. The financial information that follows is qualified in its entirety by reference to, and should be read in conjunction with, such reports and other documents, including the financial statements and related notes contained therein. The Form 10-K, Form 10-Q and other such documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth in Section 18 of this Offer to Purchase.

Concord Communications, Inc.

Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

	(In thousands, except share data)

	(Unaudited)
Revenues:
License revenues	$12,592	$13,154	$22,942	$26,063
Service revenues	14,113	12,461	27,608	23,669

Total revenues	26,705	25,615	50,550	49,732

Costs of Revenues:
Cost of license revenues	848	683	1,670	1,272
Cost of service revenues	4,363	4,045	8,312	8,087

Total cost of revenues	5,211	4,728	9,982	9,359

Gross profit	21,494	20,887	40,568	40,373

Operating Expenses:
Research and development	5,963	5,437	11,752	10,884
Sales and marketing	12,393	12,579	23,909	23,944
General and administrative	2,735	2,060	5,378	4,305
Acquired in-process research and development	100	—	100	—

Total operating expenses	21,191	20,076	41,139	39,133

Operating income (loss)	303	811	(571)	1,240

Other Income:
Interest income	1,073	709	2,162	1,426
Interest expense	(819)	—	(1,642)	—
Other expense	(20)	(146)	(189)	(370)

Total other income, net	234	563	331	1,056

Income (loss) before income taxes	537	1,374	(240)	2,296
Provision for (benefit from) income taxes	204	177	(91)	262

Net income (loss)	$333	$1,197	$(149)	$2,034

Net income (loss) per common and potential common share:
Basic	$0.02	$0.07	$(0.01)	$0.12

Diluted	$0.02	$0.07	$(0.01)	$0.11

Weighted average common and potential common shares outstanding:
Basic	18,258,159	17,372,070	18,208,832	17,313,416

Diluted	18,563,673	18,022,181	18,208,832	17,767,593

9.	Source and Amount of Funds

      Assuming all eligible options are purchased in the Offer, the aggregate option purchase price Concord would be obligated to pay would be approximately $3.3 million (excluding estimated fees and expenses). We anticipate making the payment to tendering eligible holders for the purchase of eligible options pursuant to the Offer and the payment of related fees and expenses from available cash on hand. Because we anticipate making the payments to tendering eligible holders out of available cash on hand, we have not established any alternative financing arrangement.

10.	Interests of Directors and Officers: Agreements Concerning the Options and Common Stock

      As of September 24, 2004, our executive officers as a group (6 persons) held eligible options to purchase 511,500 shares of our common stock, which represented approximately 52.73% of the shares subject to all eligible options. As of September 24, 2004, our executive officers and directors as a group (10 persons) held eligible options to purchase 511,500 shares of our common stock, which represented approximately 52.73% of the shares subject to all eligible options. A list of our directors and executive officers and the number of eligible options beneficially owned by each of them is attached to this Offer to Purchase as Schedule A. No affiliates of Concord other than executive officers hold eligible options.

      Please see our definitive proxy statement for our 2004 Annual Meeting of Shareholders, filed with the SEC on March 29, 2004, as amended by Amendment No. 1, for information regarding the amount of our securities beneficially owned by our executive officers and directors.

      Neither we, nor to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the options or the common stock issuable upon the exercise of such options during the 60 days prior to the date of this Offer.

      Except for outstanding options to purchase common stock granted from time to time to certain of our employees (including executive officers) and non-employee directors pursuant to our option plans and except as otherwise described herein or in documents incorporated by reference herein or the proxy statement, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding or proxies, consents or authorizations.

11.	Material U.S. Federal Income Tax Considerations

      The following is a general summary of certain U.S. federal income tax consequences of the Offer and the exchange of eligible options for cash pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury regulations and administrative and judicial interpretations as of the date of the Offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. In particular, this discussion does not address certain U.S. federal income tax considerations that may be relevant to option holders who are subject to the tax provisions of Sections 280G and 4999 of the Code. This summary applies to you only if you are an individual who is a citizen or resident of the United States, including an individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code. The following summary also does not address any aspect of state, local, or non-U.S. tax laws. We recommend that you consult your tax advisor with respect to the federal, foreign, state and local tax consequences of participating in the Offer.

      The amounts paid to eligible holders who tender eligible options will be taxed as ordinary compensation income of the eligible holders in the year received. Such income is subject to withholding of income, FICA and other applicable employment taxes. Any applicable withholding taxes or charges will be withheld from the amounts payable to eligible holders and paid to the appropriate tax authority, as permitted or required by law. To the extent that a tendering eligible holder recognizes ordinary income, we will be entitled to a corresponding federal income tax deduction, provided in general that (i) the amount is an ordinary and necessary business expense and such income meets the test of reasonableness; (ii) the deduction is not disallowed pursuant to the annual compensation limit set forth in Section 162(m) of the Code; and (iii) certain statutory provisions relating to so-called “excess parachute payments” do not apply.

      With respect to any eligible options which qualify as incentive stock options that you do not tender, it is possible that the Internal Revenue Service may characterize the Offer as a “modification” of such options, even if you decline the Offer. In general, if an option holder of an existing incentive stock option is granted any additional benefits following the date of grant of the option, the option is deemed to be “modified” for U.S. federal income tax purposes. When an incentive stock option is “modified,” the option is treated as re-granted on the modification date. On the modification date, the option is tested to determine whether it meets the tax requirements applicable to incentive stock options generally. One of the requirements of incentive stock options is that the exercise price of the option cannot be less than the fair market value of the shares underlying the option on the date of grant. If the Offer results in a modification of your incentive stock options and your modified options fail to satisfy the incentive stock option requirements, your options will be treated as non-statutory stock options. Even if your options satisfy the incentive stock option requirements, however, certain adverse consequences could apply to your options. For example, one of the benefits of an incentive stock option is that, provided that the shares acquired upon exercise of an incentive stock option are held beyond the later of two years from the date of the option grant and one year from the date of option exercise (and the eligible holder is not subject to the alternative minimum tax), any gain recognized when such shares are sold is generally taxed at long-term capital gain tax rates. Because a modified incentive stock option is treated as re-granted on the date of the modification, employees whose options are modified as a result of the Offer, and whose options meet the incentive stock option requirements on the date of the modification, will start new holding periods under these rules. We strongly recommend that you consult your own tax advisor prior to deciding whether to tender your eligible options to determine the tax status of options that remain outstanding and the tax consequences of exercising such options and disposing of shares received upon exercise.

      YOU SHOULD CONSULT WITH YOUR TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PARTICIPATING (OR NOT PARTICIPATING) IN THE OFFER, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS WITHHELD FROM ANY CASH PAYMENT MADE PURSUANT TO THE OFFER MAY BE DUE AS A RESULT OF PARTICIPATING IN THE OFFER.

12.     Material Income Tax Considerations for Non-U.S. Employees

      The following is a summary of certain income tax consequences of the Offer to employees who are residents of Canada, the Netherlands, the United Kingdom, Germany and France. Please refer to the country in which you are a resident for a general summary. This discussion is based on the tax laws and interpretations of the laws in force as of the date of the Offer, all of which are subject to change. We recommend that you consult your own tax advisor with respect to the tax consequences of participating in the Offer.

Tax Residents of Canada

      Canadian employees who dispose of their eligible options pursuant to the Offer will realize a taxable employment benefit equal to the excess of the consideration they are paid for each eligible option over the amount paid by the Canadian employee to acquire the eligible option. Provided that any such Canadian employee dealt at arm’s length with Concord for the purposes of the Income Tax Act (Canada) at the time the eligible options were granted, a deduction in computing the taxable income of the Canadian employee may be available, equal to one-half of the taxable benefit included in such employee’s income.

Tax Residents of the Netherlands

      If the eligible options were accepted by an employee more than three years before the date of repurchase, and subsequently these eligible options became unconditionally exercisable (i.e., vested) before the date of repurchase, the proceeds derived by the employee from disposing of the eligible options pursuant to the Offer will be exempt from the levy of Dutch taxes and/or Dutch social security premiums.

Tax Residents of the United Kingdom

      U.K.-resident employees who dispose of eligible options pursuant to the Offer will be subject to U.K. employment income tax and U.K. social security taxes on the sum they receive for the repurchase of the eligible options in the same way as if such amount was paid to them as a salary cash bonus.

Tax Residents of Germany

      Options granted to a tax resident of Germany by his employer or a party related thereto are to be considered a taxable benefit for such employee. Such tax benefit is subject to German wage tax withholding and to German income tax on dependent services at the personal tax rate of such employee. Under applicable German wage tax withholding provisions, these taxes also have to be withheld if the tax benefit is granted by a group company of the employer. Pursuant to Section 9 of the applicable stock option award agreement, the eligible options are not transferable or assignable except by will or by the laws of descent and distribution. In the case of non-tradable options, the taxable benefit is calculated as the difference between the fair market value of the common stock at the time of exercise of the option and the option price paid. The same calculation applies if the eligible holder does not exercise the option but rather sells it to the employer or a related party due to the Offer. In such case, the fair market value of the common stock has to be replaced by the option purchase price. In instances where no consideration was paid for the grant of the option and the option is unexercised, the taxable benefit will be the total amount of the option purchase price.

Tax Residents of France

      French tax resident employees who will dispose of stock options and will receive a sum due to the repurchase of their tendered options, will be subject to income tax and social security contributions. The cash payment will be treated as a salary. Thus, the employee will be subject to personal income tax at the progressive rates up to the maximum rate of 48.09% for income received in 2004 and to social security contributions (which could be around 23% of the cash payment, including CSG at the rate of 7.5% and CRDS at the rate of 0.5%) on the amount of the cash payment. The employer of the French employee will be required to withhold the employee’s portion of social security contributions when the cash payment is made to the employee. It is the employee’s responsibility to report in his or her tax return all income received under the Offer.

13.     Legal Matters; Regulatory Approvals

      We are not aware of any license or regulatory permit that we believe is material to our business that might be materially and adversely affected by our purchase of eligible options as contemplated herein or of any approval or other action by any U.S. government or governmental, administrative or regulatory authority or agency that would be required for the purchase by us of eligible options as contemplated herein. Should any such approval or other action be required, we presently contemplate that such approval or other action will be sought. We are unable to predict whether we will be required to delay the acceptance for payment of, or payment for, eligible options tendered pursuant to the Offer pending the outcome of any such matter. We can not assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to accept for purchase, and make any payment in respect of, any eligible options are subject to a number of conditions described in Section 5.

      The Offer is not being made to, nor will any tender of eligible options be accepted from or on behalf of, eligible holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of eligible options therein would not be in compliance with the laws of such jurisdiction. However, Concord may, in its sole discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend the Offer to eligible holders in such jurisdiction.

      We are not aware of any material legal proceedings relating to the Offer.

14.     Extension of Tender Period; Termination; Amendments

      We may, from time to time, extend the period of time during which the Offer is open and delay accepting any eligible options tendered to us by disseminating notice of the extension to eligible holders by public announcement, oral or written notice or otherwise as permitted by Rule 13e-4(e)(3) under the Exchange Act.

      We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Time to terminate or amend the Offer and to postpone our acceptance of any eligible options tendered for purchase upon the occurrence of any of the conditions specified in Section 5, by disseminating notice of the termination or postponement to the eligible holders by public announcement, oral or written notice or otherwise as permitted by applicable law. Our reservation of the right to delay our acceptance of options tendered for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

      Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in Section 5 has occurred or is deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing the exercise price of eligible options to be tendered in the Offer.

      If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

•	we increase or decrease or change the consideration offered for the eligible options;

•	we increase (except for an increase not exceeding 2%) or decrease the amount of subject options sought other than as described herein; or

•	we change the number or type of options eligible to be tendered.

      If the Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease or change is first published, sent or given in the manner specified in this section, we will extend the Offer so that the Offer is open for at least 10 business days from the date of publication, sending or giving of notice.

      Amendments to the Offer may be made at any time, and from time to time, by providing appropriate notice of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the last previously scheduled or announced Expiration Time. Any notice made pursuant to the Offer will be disseminated promptly to eligible holders in a manner reasonably designed to inform eligible holders of such change, for example by issuing a press release.

      If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in the amount paid or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information.

15.     Fees and Expenses

      We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of eligible options pursuant to the Offer.

16.     Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer

      Eligible options that we acquire in connection with the Offer will be terminated immediately upon our acceptance thereof, and the shares of common stock subject to those options will be returned to the pool of shares available for the grant of new options and for issuance of shares upon the exercise of new options granted under the Plan. The shares will be available for new grants to employees, directors and other eligible Plan participants without further stockholder action, except as required by applicable law or the rules of the Nasdaq National Market or any other securities quotation system or stock exchange on which our common stock is then quoted or listed. If consummated, the Offer will result in a compensation charge to us of up to $3.3 million if all of the eligible options are tendered and accepted for purchase. This charge will be reflected on our consolidated financial statements for the quarter in which the Offer is consummated.

      We believe that Concord will not incur any other compensation expense solely as a result of the transactions contemplated by this Offer because this is a one time offer and because we will not grant any new options to tendering employees for at least six months and one day after the date we pay the purchase price for options accepted by us in the Offer. If we were to grant any options to any option holder before the expiration of the six month and one-day period, our grant of those options to the electing option holder would be treated for financial reporting purposes as a variable award to the extent that the number of shares subject to the new options is equal to or less than the number of the option holder’s option shares elected for tender in the Offer and to the extent the per share exercise price of such options is less than the per share exercise price of the options elected for tender by such holder. In this event, we would be required to record as compensation expense the amount by which the market value of the shares subject to the new options exceeds the exercise price of those shares. This compensation expense would accrue as a variable accounting charge to earnings over the period when the new options are outstanding. Accordingly, we would have to adjust this compensation expense periodically during the option term based on increases or decreases in the market value of the shares subject to the new options. There is no assurance that any options will be granted in the future.

17.     Forward-Looking Information

      This Offer to Purchase and the information incorporated herein by reference contains forward-looking statements. Any statements contained herein that do not describe historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology. Forward-looking statements made in connection with the Offer do not fall within the “safe harbor” section of the Private Securities Litigation Reform Act of 1995. The forward-looking statements that are contained herein are based on current expectations, but are subject to a number of risks and uncertainties. Concord’s actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences include, but are not limited to variations in our quarterly operating results; integration of acquired products and technologies; announcements of technological innovations; new products or significant customer orders by us or our competitors; acquisitions or strategic alliances by us or others in our industry; changes in global and economic conditions; failure to continue to expand into international markets; the hiring or departure of key personnel; changes in the market for our products and services; and changes in market valuations of companies within the software industry. More information about these and other factors that potentially could affect Concord’s performance is included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 under the heading “Factors That Could Affect Future Results.” Concord undertakes no obligation to update any forward-looking statement.

18.     Additional Information

      We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase is a part, with respect to the Offer. This Offer to Purchase does not contain all the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following material we have filed with the SEC (File No. 0-23067) before making a decision on whether to tender your options:

•	our definitive Proxy Statement on Schedule 14A, as amended by Amendment No. 1 to our Proxy Statement, filed with the SEC on March 29, 2004 and April 9, 2004, respectively;

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2003 filed with the SEC on March 15, 2004, and related exhibits;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2004 filed with the SEC on May 7, 2004, and related exhibits;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2004 filed with the SEC on August 6, 2004, and related exhibits; and

•	the description of our common stock included in our registration statement on Form 8-A filed with the SEC on September 12, 1997, including any amendments or reports filed for the purpose of updating such description.

      These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room. Please call the SEC at l-800-732-0330 for further information on the public reference room. You may read and copy this information at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.
Room 1200
Washington, D.C. 20549

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov.

      Our common stock is quoted on the Nasdaq National Market under the symbol “CCRD” and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations

1735 K Street, N.W.
Washington, D.C. 20006

      We also will provide without charge to each person to whom a copy of this Offer to Purchase is delivered, upon the written or oral request of any such person, a copy of any or all the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

Concord Communications, Inc.

Attention: Kelly Konash
600 Nickerson Road
Marlboro, MA 01752

or by telephoning us at (508) 303-4396 between the hours of 8:30 a.m. and 4:30 p.m., Boston, Massachusetts time.

      You should rely only upon the information provided in this Offer to Purchase or incorporated herein by reference. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this Offer to Purchase, including any information incorporated herein by reference, is accurate as of any other date other than that set forth on the front cover of this Offer to Purchase.

      As you read the documents listed in this Section 18, including documents subsequently filed by us with the SEC under the Exchange Act, you may find some inconsistencies in information from one document to another. Should you find inconsistencies among the documents, or between a document and this Offer to Purchase, you should rely on the statements made in the most recent document. You should assume that any information in any document is accurate only as of its date.

      The information contained in the Offer about us should be read in conjunction with the information contained in the documents incorporated by reference.

      CONCORD HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON ITS BEHALF AS TO WHETHER YOU SHOULD TENDER YOUR ELIGIBLE OPTIONS PURSUANT TO THIS OFFER. CONCORD HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CONCORD. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU.

CONCORD COMMUNICATIONS

September 27, 2004

SCHEDULE A

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS

			Percentage of
Name, Business Address* and Business		Eligible Options	Outstanding Eligible
Telephone Number**	Positions and Offices Held	Beneficially Owned	Options***

John A. Blaeser	President and Chief Executive Officer	245,000 shares	25.25%
Douglas A. Batt	Executive Vice President, General Counsel and Clerk	10,000 shares	1.03%
Melissa H. Cruz	Executive Vice President, Business Services and Chief Financial Officer	75,500 shares	7.78%
Ferdinand R. Engel	Executive Vice President, Engineering and Chief Technology Officer	174,000 shares	17.93%
Daniel A. Sheahan	Executive Vice President, Worldwide Sales and Services	7,000 shares	0.72%
Dayton Semerjian	Executive Vice President, Marketing and Strategic Alliances	0 shares	0.0%
Frederick W.W. Bolander	Director	0 shares	0.0%
Richard M. Burnes, Jr.	Director	0 shares	0.0%
Jack M. Cooper	Director	0 shares	0.0%
Robert M. Wadsworth	Director	0 shares	0.0%

*	The business address for each of our executive officers and directors is: c/o Concord Communications, Inc., 600 Nickerson Road, Marlboro, MA 01752.

**	The telephone number is: (508) 460-4646.

***	Calculated based on 969,992 total eligible options outstanding.

Concord Communications, Inc.

Offer to Purchase for Cash

Certain Outstanding Options

To Purchase Shares of Common Stock

Of Concord Communications, Inc.

Having an Exercise Price Per Share of $25.00 or More

Any questions or requests for assistance or additional copies of any documents incorporated by reference into this Offer to Purchase may be directed to Kelly Konash, at Concord Communications, Inc., 600 Nickerson Road, Marlboro, Massachusetts 01752, telephone: (508) 303-4396, facsimile: (508) 460-4400.

September 27, 2004